Exhibit 12.01

Oklahoma Gas and Electric Company

Ratio of Earnings to Fixed Charges

Year ended December 31 (In millions)	2016	2015	2014	2013	2012

Earnings:
Pre-tax income	$398.5	$373.7	$403.6	$406.1	$374.9
Add: Fixed charges	147.9	153.9	146.9	136.0	129.6
Subtotal	546.4	527.6	550.5	542.1	504.5

Subtract:
Allowance for borrowed funds used during construction	7.5	4.2	2.4	3.4	3.5
Total earnings	538.9	523.4	548.1	538.7	501.0

Fixed Charges:
Interest on long-term debt	141.7	146.8	139.7	130.6	124.2
Interest on short-term debt and other interest charges	3.9	4.1	4.2	2.1	3.9
Calculated interest on leased property	2.3	3.0	3.0	3.3	1.5
Total fixed charges	$147.9	$153.9	$146.9	$136.0	$129.6

Ratio of Earnings to Fixed Charges	3.64	3.40	3.73	3.96	3.87